SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2012

On March 13, 2012, at 12:00 p.m., at the Company’s office located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, according to the signatures placed at the end of these minutes. Board Members Maria das Graças Silva Foster and José Carlos Grubisich were absent due to the resignations presented and received by the Company on March 8, 2012 and March 5, 2012, respectively, and the former was replaced by her respective alternate Mr. Arão Dias Tisser. Board Member Luciano Nitrini Guidolin was also absent, and was replaced by his respective alternate Ms. Carla Gouveia Barreto. Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer and Décio Oddone da Costa, Mr. Roberto Bischoff, Mr. Marco Antônio Villas Boas, Ms. Leticia de Faria Lima and Ms. Maria Alice Cavalcanti, Chairman of the Fiscal Board of the Company, were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Leticia de Faria Lima acted as secretary. AGENDA:  I) Subjects for deliberation: 1) MANAGEMENT REPORT, FINANCIAL STATEMENTS AND ALLOCATION OF RESULTS FOR THE 2011 FISCAL YEAR: a)  after presentation made by the Chief Executive Officer regarding the Company performance in the fiscal year of 2011 and due analysis and comments by the Board Members representing the Finance and Investment Committee, as well as the unanimously favorable opinion issued by the Fiscal Board of the Company, they approved  the favorable manifestation by this Board to the approval by the Annual General Meeting of (i)  the Annual Management Report and the Financial Statements related to the fiscal year ended on December 31, 2011, and (ii)  the proposal for allocation of results of the Company; b)  they authorized  the call of an Annual General Meeting to resolve on the matters referred to in item “a” above, as well as on the election of members of the Board of Directors and Fiscal Board, establishment of the annual compensation of the Management and of the Fiscal Board and other relevant matters, to be disclosed by publishing the respective call notice pursuant to law; and after due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the following deliberations were approved  by unanimous vote, under the terms and conditions of the respective PD: 2) PD.CA/BAK- 04/2012 – EXECUTION OF THE EPC FOR THE ETHYLENE XXI PROJECT THROUGH BRASKEM IDESA. a) rectification and ratification of the results obtained after completion of the FEL 3 phase of the Ethylene XXI Project;  and b)  execution of the Engineering, Procurement and Construction Contracts (“EPC”), one of which between (i)  Braskem Idesa S.A.P.I (“Braskem Idesa”) and a consortium to be formed by Technip Italy, a Mexican subsidiary of Construtora Norberto Odebrecht S.A. (“CNO México”) and ICA Fluor Daniel (“ICAF”); and the other, between (ii) Braskem  Idesa and a consortium formed

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2012

by CNO México and ICAF, wherein the Executive Office of the Company shall be authorized to perform all acts required for the full implementation of this PD. II) Subjects for Acknowledgement: Updating of the Ethylene XXI Project was carried out. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, March 13, 2012. Sgd.: Marcelo Bahia Odebrecht – Chairman; Leticia de Faria Lima – Secretary; Paulo Roberto Costa – Vice-Chairman; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Newton Sergio de Souza, Francisco Pais; Carla Gouveia Barreto; Arão Dias Tisser and Eduardo Rath Fingerl.

The above matches the original recorded in the proper book.

Leticia de Faria Lima

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.